Exhibit 99.1

Century 21 China Real Estate Announces Results of Adjourned Annual General Meeting 2014

BEIJING, China, September 24, 2015 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTCLY”) (OTCQB: CTCLY), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that its adjourned annual general meeting of shareholders of 2014 ("AGM") was held on September 24, 2015.

As a result of the AGM, Mr. Harry Lu, Mr. Kevin Cheng Wei and Mr. Qiang Chai have been re-elected as directors of the Company.

About Century 21 China Real Estate

IFM Investments Limited is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. The Company primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. The Company has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of the Company, currently trade on the OTC Marketplaces under the symbol “CTCLY”. For more information about the Company, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

Steve Ye

Chief Financial Officer

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com